Exhibit 12.1

Nexstar Broadcasting, Inc.

Computation of ratio of earnings to fixed charges

(dollars in thousands)

	31-Dec 2000	31-Dec 2001	31-Dec 2002	31-Dec 2003	31-Dec 2004	31-March 2005 (Actual)	31-March 2005 (Pro Forma)
Pre-tax net income (loss) from continuing operation before adjustment for minority interests in consolidated subsidiaries	(30,486)	(72,785)	(43,582)	(63,839)	(1,623)	(8,670)	(6,260)
Fixed charges:
Interest expense and amortization of debt discount	42,552	56,940	63,403	52,704	42,383	10,442	8,032
Appropriate portion (1/3) of rentals	296	605	914	1,248	1,705	438	438
Total fixed charges	42,848	57,545	64,317	53,952	44,088	10,880	8,470
Pre-tax net income (loss) from continuing operation before adjustment for minority interests in consolidated subsidiaries plus fixed charges	12,362	(15,240)	20,735	(9,887)	42,465	2,210	2,210
Ratio of earnings to fixed charges	—	—	—	—	—	—	—
Deficiency to cover fixed charges	30,486	72,785	43,582	63,839	1,623	8,670	6,260